UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013.
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

On December 30, 2013, RedHill Biopharma Ltd. (the "Company") issued a press release announcing that it had entered into a definitive agreement with OrbiMed Israel Partners Limited Partnership ("OrbiMed"), an affiliate of OrbiMed Advisors LLC, for the sale of RedHill's American Depository Shares ("ADSs") and warrants in a private placement transaction (the "Private Placement") for a total sum of $6.0 million.

Proceeds from the financing will be used for general working capital and for research and development related purposes, including the clinical development of RedHill's lead gastrointestinal programs, RHB-104 for Crohn's disease and RHB-105 for H. pylori infection, both currently undergoing Phase III studies.

The Private Placement is expected to close on or before January 9, 2014, subject to the satisfaction of customary closing conditions. Upon the closing of the Private Placement, in exchange for gross proceeds of $6.0 million, RedHill will issue OrbiMed a total of 631,580 units, each consisting of one ADS (each representing 10 ordinary shares) and a warrant to purchase 0.4 of an ADS ("Unit"), at a purchase price of $9.50 per Unit. The Company will issue to OrbiMed warrants to purchase 252,632 ADSs in the aggregate, which will have a three-year term and be exercisable at a price per ADS of $11.00.

Until the Company has raised an aggregate of $28 million from the sale and issuance of securities, including ordinary shares, any other capital stock of the Company, ADSs, or any evidences of indebtedness or other securities representing or directly or indirectly convertible into or exchangeable for capital stock of the Company (whether issued alone or together as "units") (the "Additional Securities"), if the Company issues Additional Securities at a price per Additional Security of less than $9.50 (such lower price, the "Subsequent Offering Price"), upon each such issuance the Company will issue to OrbiMed a number of additional ADSs as necessary to reduce the effective price per Unit to the Subsequent Offering Price. If ordinary shares and/or ADSs are offered with any other rights, the "Subsequent Offering Price" will be calculated for each "unit" in such offering, consisting of one ordinary share (or ADS) plus the number of other rights per share in such offering. An adjustment will also apply to the issuance of convertible securities or warrants at a conversion or exercise price per share of less than $9.50 (adjusted for Ordinary Share-ADR ratio). "Additional Securities" excludes securities issued under the Company's stock option plan, ordinary shares issued upon the exercise of currently outstanding options or warrants, ordinary shares issued for acquisition of any entity or other reorganization or joint venture, and securities issued (i) in connection with the acquisition of, or licensing arrangements for, pharmaceutical products, (ii) to suppliers or third party service providers in connection with the provision of goods or services or (iii) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, in each case if approved by the board and not in connection with a capital raising transaction.

The Company has agreed to file with the Securities and Exchange Commission a registration statement covering the ADS to be issued to OrbiMed as well as the ADS issuable upon exercise of the Warrant. The agreement provides for liquidated damages if the Company doesn't meet the deadlines for filing the registration statement and causing the registration statement to be declared effective or if the registration statement does not remain in effect for the period of time required under the agreement.

Warrant

The Warrant will grant to OrbiMed the right to acquire up to 252,632 ADSs in the aggregate at an exercise price per ADR of $11.00. The Warrant will be immediately exercisable, have a three year term and may be exercised either for cash or on a cashless basis. The exercise price of the Warrant and the number of shares issuable upon exercise of the Warrant are subject to adjustments for stock dividends, stock splits, reverse splits or similar events, for dividends or other distributions to Company shareholders of Company assets (or rights to acquire assets), and for grants to Company shareholders of convertible securities or rights to purchase securities or property.

Upon the occurrence of a transaction involving a change in control of the Company in which the consideration is all cash, the Warrant, if not previously exercised, will be cancelled and the holder would receive the cash it would have received had it exercised the Warrant immediately prior to the transaction. For all other changes in control transactions, the successor entity must assume all of the obligation under the Warrant and the successor entity must be a public company traded on a US exchange.

Exhibits

Exhibit Number	Description
99.1	Press Release dated December 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (Registrant)
Date: December 30, 2013	By: /s/ ORI SHILO Ori Shilo Deputy Chief Executive Officer Finance and Operations